UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: March 30, 2017

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Reports First Six Months Fiscal 2017 Financial Results

HANGZHOU, China, March 30, 2017 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced its financial results for the first six months of fiscal year 2017 ended December 31, 2016 (“First Six Months Fiscal 2017”).

“We are pleased to kick off the fiscal year 2017 by achieving strong financial results driven by revenue growth of 20.6% and gross profit growth of 53.9% as compared to the same period of last year,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “In particular, our total student enrollments continued its excellent growth trend in the first half of fiscal 2017, as enrollments of our basic educational program and international program each recorded a 15.7% and 33.8% year-over-year growth, respectively. Combined with a reasonable increase in tuition fees, revenue from our basic educational program increased by 17.2% while revenue from our international program increased by 36.9% compared to the same period of last year.”

“We are also making solid progresses in our growth initiatives, as we recently launched an integrated online platform in support of after-school tutoring services, while partnering with Thomas Carr College in Australia to expand our renowned international programs. Recently, we are proud to receive multiple prestigious awards in the private education industry as the only full-time K-12 educational services provider among the award recipients. Looking ahead, fueled by our extensive educational experience and strong brand reputation, we will commit to focusing on our key growth strategies of student enrollment expansion with increased proportion in our international program and continuing to provide best-in-class learning experience to our students and capitalize on the significant growth opportunities in China’s K-12 education market,” Mr. Wang concluded.

Mr. Hancheng Lee, Chief Financial Officer of Hailiang Education, added, “Our solid financial results in the first half of 2017 were highlighted by 450 basis points increase in gross margin and an over five times increase in net profit. The significant margin improvements were mainly attributable to growing student enrollment and reduced expenditures related to facility construction. Looking ahead, we will continue our light-asset operating model and take a balanced approach to drive growth and profitability.”

First Six Months Fiscal 2017 Highlights

•	Revenue was RMB367.6 million (US$52.9 million), an increase of 20.6% from RMB304.9 million in the same period last year.

•	Gross profit was RMB76.6 million (US$11.0 million), an increase of 53.9% from RMB49.7 million in the same period last year.

•	Gross margin was 20.8% compared with 16.3% in the same period last year.

•	Net profit was RMB53.0 million (US$7.6 million), an increase of 513.2% from RMB8.6 million in the same period last year.

•	Basic and diluted earnings per ADS[1] were RMB2.06 (US$0.30) compared with RMB0.34 in the same period last year.

•	The number of students enrolled in the basic educational program was 18,936, an increase of 15.7% from 16,362 in the same period last year.

•	The number of students enrolled in the international program was 2,488, an increase of 33.8% from 1,859 in the same period last year.

First Six Months Fiscal 2017 Financial Results

Revenue

Revenue was RMB367.6 million (US$52.9 million), an increase of 20.6% from RMB304.9 million in the same period last year. The increase was attributed to an increase in total number of enrolled students and higher average tuition. The revenue increase was also attributable to a greater proportion of our students enrolled in the international program, which has a higher tuition than the basic educational program.

[1]	“ADS” refers to our American depository shares, each representing 16 ordinary shares of the Company, par value US$0.0001 each.

Revenue from the basic educational program was RMB296.5 million (US$42.7 million), an increase of 17.2% from RMB253.0 million in the same period last year, driven primarily by the increase in average tuition and total number of enrolled students.

Revenue from the international program was RMB71.1 million (US$10.2 million), an increase of 36.9% from RMB51.9 million in the same period last year, primarily due to the increase of number of students enrolled in this program and an increase in this program’s tuition.

Cost of Revenue

Cost of revenue was RMB291.0 million (US$41.9 million), an increase of 14.0% from RMB255.2 million in the same period last year. The increase was primarily due to higher labor costs associated with the increased headcount and compensation levels of employees, increased depreciation due to the relocation to Hailiang Education Park, and offset by lower student-related costs.

Gross Profit and Gross Margin

Gross profit was RMB76.6 million (US$11.0 million), an increase of 53.9% from RMB49.7 million in the same period last year.

Gross margin was 20.8% compared with 16.3% in the same period last year. The increase in gross margin was attributable to greater revenue increase brought by increased student enrollments and higher average tuition.

Operating Expenses

Operating expenses were RMB31.9 million (US$4.6 million), a decrease of 35.7% from RMB49.6 million in the same period last year.

Selling expenses were RMB18.0 million (US$2.6 million), an increase of 30.7% from RMB13.8 million in the same period last year. The increase was primarily due to increased student enrollment rewards on recruitment.

Administrative expenses were RMB13.9 million (US$2.0 million), a decrease of 31.7% from RMB20.4 million in the same period last year. The decrease was primarily due to a decrease in professional service fees.

Disposal loss of leasehold improvement was nil compared with RMB15.5 million in the same period last year. The disposal loss in the last year was due to the relocation of Zhuji Hailiang Foreign Language School to the Hailiang Education Park in September 2015.

Net Finance Income

Net finance income was RMB3.8 million (US$0.5 million), a decrease of 10.1% from RMB4.2 million in the same period last year. The decrease was primarily due to a reduced amount of funds deposited with a related party finance entity.

Net Profit

Net profit was RMB53.0 million (US$7.6 million), an increase of 513.2% compared to RMB8.6 million in the same period of last year. The lower net profit in the first half of fiscal 2016 was a result of a number of one-off expenses including the relocation to the Hailiang Education Park and IPO related fees.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS were RMB2.06 (US$0.30) compared with basic and diluted earnings per ADS of RMB0.34 in the same period last year.

Cash Flow

Net cash provided by operating activities was RMB509.5 million (US$73.4 million), an increase of 39.6% from RMB365.0 million in the same period last year. Capital expenditures in the first six months of fiscal 2017 were RMB62.1 million (US$8.9 million), compared with RMB206.0 million in the same period last year. The decrease in capital expenditures was primarily related to furniture, equipment, and leasehold improvement for the new campus, Hailiang Education Park, in last year.

Balance Sheet

As of December 31, 2016, the Company had cash and cash equivalents of RMB151.3 million (US$21.8 million), compared with RMB119.3 million as of June 30, 2016. As of December 31, 2016, the Company also had cash deposit and term deposits held at a related party finance entity of RMB134.8 million (US$19.4 million) and RMB458.6 million (US$66.1 million), respectively. The cash deposit held at a related party finance entity as of June 30, 2016 was RMB 171.7 million.

Conference Call Information

Hailiang Education’s management will host an earnings conference call at 8:00 AM on March 30, 2017, U.S. Eastern Time (8:00 PM on March 30, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272

US Toll Free:	1-888-346-8982

Hong Kong Toll Free:	800-905945

China Toll Free:	4001-201203

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “Hailiang Education Group call.”

A replay of the conference call may be accessed by dialing either of the telephone numbers below through April 6, 2017:

International:	1-412-317-0088

US Toll Free:	1-877-344-7529

Passcode:	10103885

Additionally, a live and archived webcast of the conference call will be available at http://ir.hailiangedu.com.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9430 to US$1.00, the noon buying rate in effect on December 31, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

About Hailiang Education

Founded in 1995, Hailiang Education operates, via its Variable Interest Entity, Zhejiang Hailiang Education Investment Co., Ltd., three centrally managed schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit http://ir.hailiangedu.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 571 5812-2010

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 5730-6200

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Amounts in thousands, except per ADS data)

	For the Six Months Ended
	December 31,		December 31,
	2016		2015
	RMB	USD(1)	RMB
Revenue	367,558	52,939	304,897
Cost of revenue	(290,984)	(41,910)	(255,156)

Gross profit	76,574	11,029	49,741
Other income	4,583	660	4,285
Selling expenses	(18,004)	(2,593)	(13,770)
Administrative expenses	(13,906)	(2,003)	(20,367)
Disposal loss of leasehold improvement	—	—	(15,454)

Operating profit	49,247	7,093	4,435
Net finance income	3,790	546	4,214

Profit before tax	53,037	7,639	8,649
Tax expense	—	—	—

Profit for the period	53,037	7,639	8,649

Other comprehensive income	4,674	673	6,006

Total comprehensive income	57,711	8,312	14,655

Earnings per ADS*
Basic and diluted earnings per ADS	2.06	0.30	0.34

Weighted average ADS outstanding
Basic and diluted	25,700,500	25,700,500	25,604,708

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of December 31, 2016		As of June 30, 2016
	RMB	USD(1)	RMB
Assets
Property and equipment	754,481	108,668	740,375
Intangible assets and goodwill	79,930	11,512	80,261
Prepayments to third party suppliers	5,352	771	8,749

Non-current assets	839,763	120,951	829,385

Other receivables due from related parties	102,031	14,696	11,570
Other current assets	2,592	373	996
Term deposits held at a related party finance entity	458,600	66,052	—
Cash deposits held at a related party finance entity	134,820	19,418	171,713
Cash and cash equivalents	151,252	21,785	119,298

Current assets	849,295	122,324	303,577

Total assets	1,689,058	243,275	1,132,962

Equity
Share capital	267	38	267
Share premium	134,584	19,384	134,584
Contributed capital	225,895	32,536	225,895
Translation reserve	13,158	1,895	8,484
Retained earnings	605,475	87,207	552,438

Total equity	979,379	141,060	921,668

Liabilities
Trade and other payables due to third parties	118,883	17,123	117,403
Other payables due to related parties	153,301	22,080	52,911
Deferred revenue	437,495	63,012	40,980

Current liabilities	709,679	102,215	211,294

Total liabilities	709,679	102,215	211,294

Total equity and liabilities	1,689,058	243,275	1,132,962

*	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares.
(1)	The translation of RMB into US$ has been made at RMB6.9430 to US$1.00, the noon buying rate in effect on December 31, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.